SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated October 23, 2002

Fording Inc.
(Translation of Registrant's Name Into English)

Suite 1000, 205-9th Avenue SE
Calgary, Alberta Canada T2G 0R4
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ______ Form 40-F __X__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant.

Exhibit Index appears on Page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORDING INC.

Date: October 23, 2002

By: ______________________

Name: James Frederick Jones
Title: Corporate Secretary

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

News Release | Fording

Fording Inc. Suite 1000, 205 Ninth Avenue S.E.
Calgary, Alberta T2G 0R4

Q3 2002 Interim Report

FORDING INC. ANNOUNCES 2002 THIRD QUARTER RESULTS AND DIVIDEND

Income from operations was $26 million, and net income was $9 million or $0.18 per share including unusual charges

Calgary, October 22, 2002 – Fording Inc. (TSX/NYSE: FDG) announced today income from operations for the third quarter of 2002 was $26 million, and net income was $9 million or 18 cents per share. Third quarter results include the write-off of the accumulated capital costs of the Brooks power project of nearly $8 million, or 9 cents per share. In the third quarter of 2001, income from operations was $47 million and net income was $22 million or 42 cents per share. For the nine months ended September 30, 2002, net income was $48 million or 94 cents per share compared to $66 million or $1.26 per share one year ago. Income from operations for the nine-month period was $103 million versus $133 million in 2001. The 2002 operating results largely reflect the net effect of higher unit costs, lower sales volumes, and higher prices for the metallurgical coal business of the Mountain Operations.

Metallurgical coal sales were 2.9 and 9.4 million tonnes during the third quarter and year-to-date, respectively, against 3.4 and 11.6 million tonnes for the comparable periods last year. Canadian dollar metallurgical coal sales prices increased three percent for the third quarter 2002 to $64 per tonne, and increased nine percent to $62 for the current year to date.

"The world steel industry fundamentals are improving and this will present the opportunity to improve our sales volumes going forward," said Jim Gardiner, President and Chief Executive Officer. "We have weathered disappointing sales through the first nine months this year and now look forward to much better results over the next two quarters. I have confidence that our marketing team and our operations will respond well to the opportunities presented during negotiations for the upcoming coal year."

"We are also excited by our proposal to convert to an income trust that we announced yesterday. We believe that such conversion unlocks, for our shareholders, the value of our significant cash flow and provides an enhanced platform for growth," added Gardiner. The trust structure will allow Fording to distribute its cash flow to its shareholders on a more tax effective basis than under its current common share structure. The Company's provision for current income taxes for 2001 and the nine months ended September 30, 2002 were $78.8 million and $43.2 million, respectively. Of these amounts, $53.5 million and $26.1 million, respectively, related to current Canadian income taxes. The remainder related to British Columbia mineral taxes and other foreign taxes.

Earlier this month, Fording announced it had been awarded a five-year contract by TransAlta Corporation to operate both the Whitewood and Highvale mines in west-central Alberta. The contract is to supply approximately 15 million tonnes of coal each year commencing January 1, 2003.

During the third quarter, Fording purchased and cancelled 689,000 shares under its normal course issuer bid at an average price of $24 per share. The Company's financial position remains strong with a net debt to net debt plus equity ratio of 20 percent.

Fording also announced today that its Board of Directors has declared a quarterly dividend of fifteen cents ($0.15) Canadian per share on the outstanding common shares, payable on December 16, 2002 to shareholders of record at the close of business on November 20, 2002.

A conference call to discuss these results will be held Wednesday, October 23, 2002 at 8:00 a.m. Mountain time, 10:00 a.m. Eastern time. To participate in the conference call, please dial 1-888-881-4892 or 416-640-4127 approximately ten minutes prior to the call.

FORWARD LOOKING STATEMENT

Certain information included in this document is forward-looking including, without limitation, statements relating to the prices and demand for Fording's products or the impact of recent events. Such forward-looking information involves numerous assumptions, inherent risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking information made by or on behalf of Fording. Risks, uncertainties and other factors are discussed in our public filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis should be read together with the Company's unaudited consolidated financial statements for the period ended September 30, 2002, management's discussion and analysis of financial condition and the consolidated financial statements of the Company for the year ended December 31, 2001, and Fording's other public disclosures. The consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles.

<u>Overview</u>

Income from operations and net income amounted to $26 million and $9 million ($0.18 per share) respectively for the third quarter of 2002, compared with $47 million and $22 million ($0.42 per share) for the same period in 2001. For the first nine months of 2002, income from operations declined 23% to $103 million and net income was 28% lower than 2001 at $48 million ($0.94 per share).

The decline in operating results for the quarter and year-to-date is primarily a result of lower sales volumes and higher unit costs for the Company's metallurgical coal products, partially offset by higher sale prices. In addition, $8 million for accumulated capitalized costs relating to the Brooks power project were expensed in the third quarter, which decreased net earnings per share by 9 cents.

Summarized Statement of Net Income
(unaudited)

(millions of Canadian dollars, except per share amounts)	For the three months ended September 30 2002	2001	For the nine months ended September 30 2002	2001
Income from operations				
Mountain Operations	**$ 28.8**	$ 37.6	**$ 90.1**	$ 102.7
Prairie Operations	**7.7**	9.8	**27.5**	32.2
Industrial Minerals Operations	**(1.1)**	1.1	**(0.1)**	2.8
Corporate, including Brooks capital expense	**(9.8)**	(1.7)	**(14.2)**	(4.9)
	25.6	46.8	**103.3**	132.8
Interest and other expenses	**1.8**	2.5	**4.2**	8.8
Income taxes	**14.8**	22.0	**50.8**	57.6
Net income	**$ 9.0**	$ 22.3	**$ 48.3**	$ 66.4
Basic earnings per share	**$ 0.18**	$ 0.42	**$ 0.94**	$ 1.26

Results of Operations

Mountain Operations

Income from operations of $29 million for the third quarter of 2002, and $90 million for the nine months ended September 30, 2002 are 23% and 12% lower respectively than the same periods in 2001. These decreases were a result of higher unit cost of sales and lower sales volumes, partially offset by higher sales prices.

Operating revenues of $185 million for the third quarter of 2002 were 11% lower than the same period in 2001. For the first nine months of 2002, revenue declined 12% to $583 million.

Metallurgical coal sales for the quarter were 2.9 million tonnes, 0.5 million tonnes below the third quarter of 2001. For the first nine months of the year, sales were 9.4 million tonnes compared with 11.6 million tonnes in 2002. Recently the Company updated its 2002 metallurgical coal sales guidance to 13 million tonnes to reflect that coal liftings are behind pro rata expectations on certain contracted commitments, limited success in placing available tonnage into spot or tender markets and a reduction in tonnage from some customers.

The average sales price for the third quarter was US $45 per tonne, an increase of 7% over the same period of 2001 and reflects higher contract settlements for hard-coking coal in the 2002 coal year. Metallurgical coal sales prices for the current nine-month period were US $44, which is 13% above the same period in 2001. The Canadian dollar price increased 3% to $64 for the third quarter of 2002, while realized Canadian dollar prices increased to $62 from $57 for the first nine months of the current year. Previously established foreign exchange forward contracts resulted in a realized exchange rate of US $0.71 for the third quarter and year-to-date in 2002 as compared with US $0.68 in the same periods of 2001.

Cost of sales decreased to $144 million in the third quarter from $159 million in the same period of 2001 due to lower sales volumes, however unit cost of sales increased 6% to $50 per tonne. Similarly, on a year-to-date basis, cost of sales decreased 13% while unit cost of sales increased 7% to $48 per tonne. Unit distribution costs for the first nine months of 2002 were 5% higher primarily due to rail and port rate increases effective April 1, 2001 and the impact of a higher proportion of North American sales, which have higher rail costs. The unit cost of production was 9% higher reflecting lower production volumes due to vacation and inventory control shutdowns and increased haul distances.

Selling, general and administrative expenses in the third quarter and year to date were consistent with the same periods in 2001. Depreciation and depletion decreased 4% for the quarter due to lower production levels, but increased $1 million year to date due to capital spending programs in 2001.

Prairie Operations

Income from operations declined to $8 million in the third quarter of 2002, down from $10 million in the same period in 2001. For the nine-month period ended September 30, 2002 operating income decreased $4 million from the same period in 2001 to $28 million. The decreases in operating income primarily reflect the completion of the Mildred Lake contract during the third quarter of 2001.

Industrial Minerals Operations

Income from operations decreased from $1 million in the third quarter of 2001 to an operating loss of $1 million in the third quarter of 2002, while year-to-date operating income in 2002 declined by $3 million from the same period in 2001. Reduced sales volumes were partially offset by an increase in the average sales price, which was primarily a result of product mix. Wollastonite sales volumes of 66,000 tonnes in the nine months ended September 30, 2002 are 14% lower than the same period in 2001. Lower sales volumes are due to the Company's exit from lower priced markets and the continued weak economies in the USA and Europe.

Corporate and Other

Corporate costs of $10 million in the third quarter of 2002 were $8 million higher than the third quarter of 2001 and year-to-date costs of $14 million are $9 million above the same period of 2001. In the third quarter, $8 million of accumulated capitalized costs related to the Brooks power project were expensed. The current economic and environmental uncertainties in the power industry, transmission congestion issues and the absence of a partner for the project at this time, indicates that the future recovery of project costs is uncertain, even though the Company continues to advance the project through the permitting process. In addition, selling, general and administration costs are $2 million higher in the current year, primarily a result of the additional costs of being a public company.

Year-to-date interest and other expenses have decreased $5 million to $4 million in 2002. This decline reflects lower interest rates this year and the inclusion in 2001 of one-time costs associated with the corporate reorganization that resulted in Fording becoming a public company.

Income taxes totalled $15 million in the third quarter of 2002 compared with $22 million in the same period of 2001 as a result of lower pre-tax income, partially offset by higher effective tax rates. The effective tax rate in the third quarter was 62% (2001 – 50%) and was 51% year-to-date (2001 – 47%). The increased effective tax rate in 2002 was primarily due to higher mineral taxes and the write-off of the capitalized Brooks power project costs in the third quarter. Mineral taxes increased due to a larger proportion of earnings subject to the 13% mineral tax rate, as compared to the 2% rate. Also increasing mineral taxes in 2002 were higher foreign currency exchange losses, which are not deductible for mineral tax purposes. In addition, while the Brooks project write-off reduces Canadian income tax, it does not impact British Columbia mineral tax, thereby having the effect of inflating the overall tax rate. The effective tax rate in 2001 was lower as a result of the finalization in June 2001 of tax assessments related to prior years. The third quarter of 2002 also includes a $6 million reduction in current tax offset by an equal increase in future income tax expense as a result of a revision of prior estimates.

Liquidity and Capital Resources

As at September 30, 2002, the Company's cash and cash equivalents were $7 million. Cash flow increased $5 million to $42 million in the three months ended September 30, 2002 from the comparable period in 2001. Cash used in investing activities rose to $20 million from $15 million in the third quarter of 2001 primarily due to mine development and the purchase of a new shovel in the Mountain Operations.

For the first nine months of 2002, cash flow decreased to $119 million from $122 million in the same period of 2001 due to lower net income in 2002. Cash used in investing activities rose 84% to $46 million. Current year capital expenditures relate to normal expenditures required to sustain existing operations, mine development and a new shovel in the Mountain Operations and capitalization of the Brooks power project costs.

The increase in non-cash working capital of $10 million in the third quarter of 2002 primarily resulted from higher receivables and inventory along with lower taxes payable. For the nine months ended September 30, 2002, non-cash working capital rose $26 million reflecting higher inventory levels partially offset by lower accounts receivable.

Long-term debt and bank indebtedness increased $12 million during the third quarter of 2002, while year-to-date there has been an increase of $15 million. Dividends in the amount of $8 million or $0.15 per share were declared and paid in the quarter. Total dividends paid in 2002 amount to $21 million (or $0.40 per share). There were 689,000 shares purchased under the normal course issuer bid in the third quarter for $17 million and year-to-date there were 1.4 million shares purchased for $39 million. The normal course issuer bid expired on September 30, 2002, with a total of 1,979,800 shares purchased for cancellation at an average price of $26.77.

Looking forward, the Company believes that cash generated from operations and its borrowing capacity will be more than sufficient to meet its working capital requirements, anticipated capital expenditures and dividend payments. Fording estimates that it will invest approximately $18 million for capital equipment at the Highvale operation over the next six months. At September 30, 2002, the Company had unused lines of credit of $62 million under its syndicated bank facility.

Outlook

Fording's Mountain Operations continue to have the largest impact on the financial results of the Company. Recently, the Company updated its guidance on metallurgical coal sales volumes for the current calendar year. The Company's current outlook for sales volumes in 2002 is approximately 13 million tonnes. Sales expectations were lowered largely as a result of the Company's unsuccessful tender into the Turkish coal market, lower sales into spot and tender markets and the fact that customer liftings of coal are behind pro rata expectations for the year-to-date.

Looking forward over the next two quarters to the end of the current coal year, Fording's contractual sales commitments amount to 7.1 million tonnes. Fording is working with its customers to expedite shipments within these contractual time periods. With the pending closure of two Canadian metallurgical coal mines in 2003 and improving demand conditions, there are good opportunities to improve Fording's sales levels going forward. The Company's actual sales results can be influenced by a number of factors including ongoing negotiations, the level of production from blast furnace iron producers, the relative use of purchased coke and lesser coals, liftings of coal by customers against contracted tonnage, and weather or mechanical problems.

The unit cost of sales is expected to remain higher than that experienced in 2001 for the balance of the year, largely due to higher site costs, primarily related to inventory control shutdowns. Production rates from the three mountain mines over the next several quarters will be managed to control inventories while meeting sales commitments. Rail costs have not changed significantly for the 2002 coal year. Negotiations with Westshore Terminals for the cost of ship-loading services at the port are ongoing. The contracts to load production from the Fording River mine expired at the end of March 2002. The agreement for the Greenhills mine expires December 31, 2002. At the present time, the Company is being charged provisional prices on expired contracts that are similar to the average rates paid in 2001.

The Company was successful in a competitive bid process to operate the Highvale and Whitewood mines for TransAlta Corporation. The Whitewood mine, supplying the Wabamun power station with nearly 3 million tonnes of coal each year, has been operated by Fording since 1986. The Highvale mine is a new operation for the Company that supplies the Keephills and Sundance power stations with approximately 12 million tonnes of coal annually. The five-year contract to operate the mines is a cost reimbursement, management fee, and incentive fee-based contract. The Company will invest approximately $18 million in capital equipment to assume the Highvale operation. Capital and mobilization costs will be recovered under the provisions of the contract.

As part of the permitting process for the Brooks power project, the Company is revising parts of its application at the request of the Alberta Energy and Utilities Board (EUB). When the revision process is complete and provided the Environmental Impact Assessment Report and Technical Applications are accepted, the Company anticipates the EUB will conduct public hearings into the project. A decision from the EUB would then be expected about three months later. During the next several months, the Company will monitor and evaluate the permitting process, the changing provincial and Federal regulatory framework, decisions by the EUB with respect to the transmission congestion management hearings in Alberta, and the electricity markets. If regulatory approval for the Brooks power project is granted and the regulatory uncertainties are resolved, Fording will incorporate this information into its feasibility assessment. If this assessment is positive, the Company will consider seeking a partner and an off-take agreement in order to move the project forward. Further expenditures required in connection with the Brooks power project through to the completion of the permitting process are projected to be $2 million and will be expensed as incurred.

NYCO Minerals, Inc. a wholly-owned subsidiary of the Company located in the state of New York, is conducting extensive ore, product and work place testing, after determining that some of its mineral products may contain small quantities of an asbestiform mineral (Tremolite). The material was detected at levels that did not require additional labelling in the United States but did require changes to labelling of some of NYCO's products distributed in Canada and Europe. NYCO believes that the source of the tremolite is a localized ore source and is segregating such ore source from its ongoing mining operations. Airborne testing at the Willsboro, New York facility has determined that workplace levels continue to be within applicable regulatory standards. NYCO is continuing to work with customers to address issues associated with the use of its products. The Company has accrued US $100,000 for costs associated with this issue.

OPERATING DATA

	For the three months ended September 30		For the nine months ended September 30	
	2002	2001	**2002**	2001
Mountain Operations				
Coal produced (million tonnes)*				
Total	**3.1**	3.9	**11.2**	12.8
Net Production	**2.9**	3.7	**10.6**	12.0
Coal sales (million tonnes)	**2.9**	3.4	**9.4**	11.6
Average sales price ($US/tonne)	**$ 45**	$ 42	**$ 44**	$ 39
Average sales price ($CDN/tonne)	**$ 64**	$ 62	**$ 62**	$ 57
Prairie Operations				
Coal delivered (million tonnes)	**1.5**	1.5	**4.8**	4.3
Industrial Minerals Operations				
Wollastonite sales (thousand tonnes)	**20.2**	25.0	**65.7**	76.1
Average sales price ($US/tonne)	**$ 338**	$ 281	**$ 330**	$ 294
Employees at period-end			**1,888**	1,840

* A joint-venture partner in the Greenhills Operations takes a 20% share of production in kind.

FINANCIAL STATEMENTS

Consolidated Statement of Income

(unaudited)

(millions of Canadian dollars, except per share amounts)	For the three months ended September 30 2002	2001	For the nine months ended September 30 2002	2001
Revenues	**$ 212.2**	$ 239.3	**$ 669.8**	$ 765.5
Expenses				
Cost of sales	**157.9**	173.4	**492.7**	570.7
Selling, general and administration	**3.9**	3.3	**12.0**	9.6
Depreciation and depletion	**16.9**	15.8	**53.9**	52.4
Brooks capital expense (Note 3)	**7.9**	-	**7.9**	-
	186.6	192.5	**566.5**	632.7
Income from operations	**25.6**	46.8	**103.3**	132.8
Interest and other expenses, net (Note 4)	**1.8**	2.5	**4.2**	8.8
Income before taxes	**23.8**	44.3	**99.1**	124.0
Income taxes				
Current	**6.2**	23.9	**43.2**	58.6
Future	**8.6**	(1.9)	**7.6**	(1.0)
	14.8	22.0	**50.8**	57.6
Net income	**$ 9.0**	$ 22.3	**$ 48.3**	$ 66.4
Weighted average number of common shares outstanding	**51.0**	52.5	**51.6**	52.5
Basic earnings per common share	**$ 0.18**	$ 0.42	**$ 0.94**	$ 1.26
Diluted earnings per common share	**$ 0.18**	$ 0.42	**$ 0.93**	$ 1.26

Consolidated Statement of Retained Earnings

(unaudited)

(millions of Canadian dollars)	For the nine months ended September 30 2002	2001
Balance, beginning of period	**$ 423.6**	$ 361.2
Net income	**48.3**	66.4
Dividends	**(20.6)**	(25.6)
Repurchase of shares	**(32.7)**	-
Balance, end of period	**$ 418.6**	$ 402.0

Consolidated Statement of Cash Flows

(unaudited)

(millions of Canadian dollars)	For the three months ended September 30 2002	2001	For the nine months ended September 30 2002	2001
Operating activities				
Net income	**$ 9.0**	$ 22.3	**$ 48.3**	$ 66.4
Depreciation and depletion	**16.9**	15.8	**53.9**	52.4
Brooks capital expense (Note 3)	**7.9**	-	**7.9**	-
Future income taxes	**8.6**	(1.9)	**7.6**	(1.0)
Reclamation of minesites	**-**	0.6	**0.9**	2.0
Employee future benefits	**(0.3)**	0.6	**0.3**	2.2
Other	**-**	-	**-**	0.1
Cash flow	**42.1**	37.4	**118.9**	122.1
Change in non-cash working capital	**(9.5)**	(9.3)	**(25.8)**	(13.7)
Cash from operations	**32.6**	28.1	**93.1**	108.4
Financing activities				
Dividends	**(7.6)**	(12.0)	**(20.6)**	(25.6)
Change in long-term debt	**18.0**	(12.0)	**5.0**	(63.0)
Change in bank indebtedness	**(6.3)**	0.4	**9.8**	6.4
Issuance of capital stock	**-**	-	**0.5**	-
Repurchase of capital stock	**(16.5)**	-	**(38.5)**	-
	(12.4)	(23.6)	**(43.8)**	(82.2)
Investing activities				
Additions to capital assets	**(20.9)**	(19.4)	**(47.5)**	(28.9)
Proceeds on disposal of capital assets	**0.1**	4.8	**1.2**	5.4
Other	**0.6**	(0.6)	**0.1**	(1.1)
	(20.2)	(15.2)	**(46.2)**	(24.6)
Cash position*				
Increase (decrease) in cash	**-**	(10.7)	**3.1**	1.6
Cash at beginning of period	**6.8**	14.9	**3.7**	2.6
Cash at end of period	**$ 6.8**	$ 4.2	**$ 6.8**	$ 4.2

* Cash is comprised of cash and investments maturing within three months

Consolidated Balance Sheet

(unaudited)

(millions of Canadian dollars)	September 30 2002	December 31 2001
Assets		
Current assets		
Cash, temporary investments	$ **6.8**	$ 3.7
Accounts receivable	**41.3**	54.3
Inventories	**186.8**	156.8
Prepaid expenses	**10.4**	6.9
	245.3	221.7
Capital assets	**1,507.1**	1,466.5
Less: Accumulated depreciation, depletion and amortization	**717.8**	659.4
	789.3	807.1
Other assets	**10.5**	11.5
	$ **1,045.1**	$ 1,040.3
Liabilities and Shareholders' Equity		
Current liabilities		
Bank indebtedness	$ **10.7**	$ 0.9
Accounts payable	**74.5**	78.5
Income taxes payable	**0.3**	1.7
	85.5	81.1
Non-current liabilities	**62.9**	61.7
Long-term debt	**136.0**	131.0
Future income taxes	**185.7**	178.3
	470.1	452.1
Shareholders' equity		
Capital stock	**122.1**	125.5
Capital contributed	**-**	1.8
Retained earnings	**418.6**	423.6
Foreign currency translation adjustments	**34.3**	37.3
	575.0	588.2
	$ **1,045.1**	$ 1,040.3

Notes to Consolidated Financial Statements
(unaudited)

1. Accounting policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as the most recent annual consolidated financial statements, except as noted below. The financial statements should be read in conjunction with the Company's annual consolidated financial statements included in the 2001 Annual Report and other public disclosure.

Stock-based compensation

No compensation expense is recognized for stock-based compensation plans when stock options are issued to employees. Any consideration paid by the employees on exercise of stock options or purchase of stock is credited to share capital.

On January 1, 2002 the Canadian Institute of Chartered Accountants (CICA) Section 3870, Stock-based Compensation and Other Stock-based Payments became effective. The new section applies to all awards granted on or after January 1, 2002. When a company does not use the fair value based method of accounting, it must disclose pro-forma fair value based income and earnings per share information.

Under the new recommendations, the Company's accounting for stock options is unchanged from prior periods, except for additional disclosure requirements as detailed in note 7.

2. Corporate reorganization

On October 1, 2001, as part of a corporate Plan of Arrangement, Canadian Pacific Limited (CPL) distributed its interests in Fording Corporation (old Fording Inc.) to a newly created publicly held Company, Fording Inc. (new Fording Inc.). As both Fording Corporation and Fording Inc. were under the control of CPL, the transaction was accounted for in a manner similar to a pooling-of-interests and the historical financial information of Fording Corporation became the historical financial information of newly formed Fording Inc.

3. Brooks capital expense

During the third quarter, the Company decided to expense $7.9 million, representing all amounts that had been capitalized relating to the Brooks power project. Although the Company is continuing through the permitting process for this project, due to the present state of economic and environmental uncertainties in the power industry, transmission congestion issues, and the current absence of a partner for the project, the future recovery of the project costs is uncertain. Once the existing electricity industry uncertainties are resolved, Fording will be in a better position to assess the economic feasibility of the project.

4. Other expenses, net

(millions of Canadian dollars)	For the three months ended September 30 2002	2001	For the nine months ended September 30 2002	2001
Interest expense	$ **1.8**	$ 1.7	$ **4.3**	$ 7.1
Interest income	**-**	-	**(0.1)**	(0.1)
Costs related to reorganization	**-**	0.8	**-**	1.8
	$ **1.8**	$ 2.5	$ **4.2**	$ 8.8

5. Segment information

(millions of Canadian dollars)	For the three months ended September 30 2002	2001	For the nine months ended September 30 2002	2001
Mountain Operations				
Revenues	**$ 185.1**	$ 209.1	**$ 583.1**	$ 663.6
Cost of sales	**144.2**	158.7	**451.9**	520.5
Selling, general and administration	**0.6**	0.8	**1.6**	1.9
Depreciation and depletion	**11.5**	12.0	**39.5**	38.5
Income from operations	**28.8**	37.6	**90.1**	102.7
Prairie Operations				
Revenues	**15.6**	18.5	**49.9**	65.4
Cost of sales	**5.9**	7.7	**16.8**	27.2
Depreciation and depletion	**2.0**	1.0	**5.6**	6.0
Income from operations	**7.7**	9.8	**27.5**	32.2
Industrial Minerals Operations				
Revenues	**11.5**	11.7	**36.8**	36.5
Cost of sales	**7.8**	7.0	**24.0**	23.0
Selling, general and administration	**1.7**	1.2	**4.8**	4.1
Depreciation and depletion	**3.1**	2.4	**8.1**	6.6
Income from operations	**(1.1)**	1.1	**(0.1)**	2.8
Corporate				
Selling, general and administration	**1.6**	1.3	**5.6**	3.6
Depreciation and depletion	**0.3**	0.4	**0.7**	1.3
Brooks capital expense	**7.9**	-	**7.9**	-
Income from operations	**(9.8)**	(1.7)	**(14.2)**	(4.9)
Total				
Revenues	**$ 212.2**	$ 239.3	**$ 669.8**	$ 765.5
Cost of sales	**157.9**	173.4	**492.7**	570.7
Selling, general and administration	**3.9**	3.3	**12.0**	9.6
Depreciation and depletion	**16.9**	15.8	**53.9**	52.4
Brooks capital expense	**7.9**	-	**7.9**	-
Income from operations	**25.6**	46.8	**103.3**	132.8
Other expenses, net	**1.8**	2.5	**4.2**	8.8
Income taxes	**14.8**	22.0	**50.8**	57.6
Net income	**$ 9.0**	$ 22.3	**$ 48.3**	$ 66.4

6. Earnings per share

Fording became an independent corporate entity on October 1, 2001 with its shares trading on the Toronto and New York stock exchanges effective October 3, 2001. Basic earnings per share has been calculated assuming that for all periods prior to October 1, 2001 the number of Fording shares outstanding was that which was outstanding immediately upon the completion of the Plan of Arrangement, which was 52.5 million shares.

Similarly, diluted earnings per share has been calculated assuming that the number of Fording options outstanding immediately after the completion of the Plan of Arrangement were outstanding for all periods prior to October 1, 2001. In calculating diluted earnings per share, the net income remains unchanged from the basic earnings per share calculation and the number of shares outstanding is increased for the dilutive effect of outstanding stock options. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.

At September 30, 2002 the number of shares outstanding was 50.6 million.

(millions)	For the three months ended September 30 2002	2001	For the nine months ended September 30 2002	2001
Weighted average number of common shares outstanding - basic earnings per share	**51.0**	52.5	**51.6**	52.5
Effect of dilutive securities - stock options	**0.2**	0.2	**0.2**	0.2
Weighted average number of common shares outstanding - diluted earnings per share	**51.2**	52.7	**51.8**	52.7

7. Stock-based compensation

On April 23, 2002, under the Directors' Stock Option Plan the Company granted 32,000 options to purchase common shares at $31.06 being the five-day weighted average trading price of the shares on the Toronto Stock Exchange. The expiry date of options is ten years after the grant date and the options become exercisable following the next annual shareholders' meeting. The Company also granted 224,960 options under the Key Employee Stock Option Plan on February 15, 2002 at an exercise price of $27.60 which will expire ten years after the grant date and become exercisable over a three-year vesting period.

On a pro-forma basis, had compensation cost for the Company's stock options issued in 2002 been determined based on the fair value method, the Company's net income and earnings per share would have been reduced to the amounts shown below.

(millions of Canadian dollars, except per share amounts)		For the three months ended September 30 2002	For the nine months ended September 30 2002
Net Income	As reported	$9.0	$48.3
	Pro-forma	$8.8	$47.6
Basic earnings per share	As reported	$0.18	$0.94
	Pro-forma	$0.17	$0.92
Diluted earnings per share	As reported	$0.18	$0.93
	Pro-forma	$0.17	$0.92

The fair value of options granted during 2002 was estimated at $2.5 million, using the Black-Scholes model with the following weighted average assumptions:

	2002
Expected life (years)	6
Interest rate	4.9%
Volatility	33%
Dividend yield	1.8%

For the pro-forma net income calculation, the fair value of options is amortized to compensation expense over the vesting period of the options, which resulted in a $0.2 million adjustment in the third quarter of 2002 ($0.7 million year to date).

8. Foreign exchange forward contracts

Exchange rate movements can have a significant impact on results as a significant portion of the Company's operating costs are incurred in Canadian dollars and most revenues are earned in US dollars. To manage its exposure to currency fluctuations, the Company has entered into foreign exchange forward contracts to fix the rate at which certain future anticipated flows of US dollars are exchanged into Canadian dollars. The following chart summarizes the Company's hedged positions commencing October 1, 2002.

Year	Amount Hedged (millions of US$)	Average Exchange Rates (CDN$/US$)	(US$/CDN$)
2002	$ 150	1.45	0.69
2003	585	1.54	0.65
2004	434	1.53	0.66
2005	355	1.51	0.66
2006	95	1.60	0.62
Total	$ 1,619		

The unrealized loss on foreign exchange forward contracts as at September 30, 2002 is $151.9 million. The Company's realized loss on foreign exchange included in revenues of the third quarter is $19.5 million ($64.7 million year to date).

9. Commitments and Contingencies

There are no material changes to commitments and contingencies from those reported in the annual consolidated financial statements included in the Company's 2001 Annual Report except as noted below.

On October 30, 2001, the Canadian Pacific Railway Company (CPR) by notice under Article 6 of the Arrangement Agreement entered into in connection with the Plan of Arrangement, asserted a claim against Fording relating to purported environmental damage at the former Mount Washington minesite on Vancouver Island. The notice states that CPR, as the parent company to the registered titleholder of the mineral rights, was served with an Inspector's Direction under the Fisheries Act (Canada) on June 26, 2001 wherein CPR and the third-party owner of the surface rights were directed to remediate the Mount Washington minesite. CPR is claiming indemnification against Fording under the Arrangement Agreement on the basis that responsibility for remediation of the Mount Washington minesite relates to Fording's business. On April 4, 2002, CPR, by letter, directed Fording, together with two other parties, to assume care and control of the remediation of the Mount Washington minesite. Fording disputes that it has any liability to CPR in connection with the Inspector's Direction or under the Arrangement Agreement.

10. Subsequent Event

On October 21, 2002, Fording announced that its Board of Directors has unanimously agreed to reorganize the Company into an income trust. The reorganization, which will be accomplished by way of a Plan of Arrangement, is contingent upon shareholder and court approval, completion of satisfactory financing arrangements and other requisite consents. A special meeting of shareholders is anticipated for December.

11. Reclassification

Certain 2001 figures have been reclassified to conform to the presentation adopted for 2002.

For further information contact:
Mark Gow, CA
Director, Investor Relations
(403) 260-9834
mark_gow@fording.ca